UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nextcure, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

65343E108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65343E108	13G/A	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lilly Asia Ventures Fund III, L.P. (“FUNDIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 568,129 shares, except that Yi Shi, the managing partner of FUNDIII, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 568,129 shares, except that Yi Shi, the managing partner of FUNDIII, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 568,129
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1% (1)
12	TYPE OF REPORTING PERSON PN

(1)	This percentage is calculated based upon 27,626,227 shares of common stock outstanding of Nextcure, Inc. (the “Issuer”), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 4, 2021.

CUSIP No. 65343E108	13G/A	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LAV Biosciences Fund III, L.P. (“BIOIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,136,262 shares, except that Yi Shi, the managing partner of BIOIII, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 1,136,262 shares, except that Yi Shi, the managing partner of BIOIII, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,262
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1% (1)
12	TYPE OF REPORTING PERSON PN

(1)	This percentage is calculated based upon 27,626,227 shares of common stock outstanding of Nextcure, Inc. (the “Issuer”), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 4, 2021.

CUSIP No. 65343E108	13G/A	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LAV Biosciences Fund V sub A, L.P. (“FUNDVSUBA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 65343E108	13G/A	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LAV Opportunity Limited (“LAVO”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 65343E108	13G/A	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yi Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6

SHARED VOTING POWER

1,704,391 shares, 568,129 of which are directly owned by FUNDIII, 1,136,262 of which are directly owned by BIOIII. Yi Shi, the managing partner of FUNDIII, BIOIII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8

SHARED DISPOSITIVE POWER

1,704,391 shares, 568,129 of which are directly owned by FUNDIII, 1,136,262 of which are directly owned by BIOIII. Yi Shi, the managing partner of FUNDIII, BIOIII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,704,391
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% (1)
12	TYPE OF REPORTING PERSON IN

(1)	This percentage is calculated based upon 27,626,227 shares of common stock outstanding of Nextcure, Inc. (the “Issuer”), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 4, 2021.

CUSIP No. 65343E108	13G/A	Page 7 of 11 Pages

Item 1(a)	Name of Issuer:

Nextcure, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

9000 Virginia Manor Road, Suite 200

Beltsville, Maryland 20705

Item 2(a)	Name of Persons Filing:

This Statement is filed by Lilly Asia Ventures Fund III, L.P. (“FUNDIII”), LAV Biosciences Fund III, L.P. (“BIOIII”), LAV Biosciences Fund V sub A, L.P. (“FUNDVSUBA”), LAV Opportunity Limited (“LAVO”) and Dr. Yi Shi. The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

Dr. Shi is the managing partner of FUNDIII, BIOIII, FUNDVSUBA and LAVO, and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by FUNDIII, BIOIII, FUNDVSUBA and LAVO.

Item 2(b)	Address of Principal Business Office or, If None, Residence:

The address for FUNDIII, BIOIII, LAVO and Dr. Shi is Room 606-7, St. George’s Building,

2 Ice House Street, Central, Hong Kong.

The address of FUNDVSUBA is 2735 Sand Hill Road, Suite 210, Menlo Park, CA 94025.

Item 2(c)	Citizenship:

FUNDIII and BIOIII are Cayman Islands partnerships, FUNDVSUBA is a United States partnership. LAVO is a British Virgin Islands business company. Dr. Shi is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number:

CUSIP #65343E108

Item 3.	Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of December 31, 2021:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

CUSIP No. 65343E108	13G/A	Page 8 of 11 Pages

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 65343E108	13G/A	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2022

Lilly Asia Ventures Fund III, L.P.

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

LAV Biosciences Fund III, L.P.

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

LAV Biosciences Fund V sub A, L.P.

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

LAV OPPORTUNITY LIMITED

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

Yi Shi

/s/ Yi Shi
Yi Shi

CUSIP No. 65343E108	13G/A	Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	11

CUSIP No. 65343E108	13G/A	Page 11 of 11 Pages

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Nextcure, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: February 9, 2022

Lilly Asia Ventures Fund III, L.P.

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

LAV Biosciences Fund III, L.P.

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

LAV Biosciences Fund V sub A, L.P.

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

LAV OPPORTUNITY LIMITED

By:	/s/ Yi Shi
Name:	Yi Shi
Title:	Managing Partner

Yi Shi

/s/ Yi Shi
Yi Shi